[CPSI Letterhead]

June 25, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc. Form 10-K for fiscal year ended December 31, 2008 Filed March 9, 2009 Commission File No.: 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated June 16, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to J. Boyd Douglas, President and Chief Executive Officer of Computer Programs and Systems, Inc. (“CPSI” or the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies, page 54

1.	We note your response to prior comment number 3. Please provide us with the following additional information:

•	Explain to us why it was necessary for you to guarantee the lease obligation of Solis. In this regard, we note that Solis is not your customer;

•

Explain to us how you determined that the amounts due from Solis to Winthrop were collectible and tell how you considered this collectability when recording the revenue from the sale of the system to Winthrop; and

Securities and Exchange Commission

June 25, 2009

•	Tell us how you determined the fair value of the guarantee. Your response should describe any models or assumptions used.

Response:    CPSI entered into a contract with Solis Healthcare, LP (“Solis”) in December 2007 to install CPSI’s information technology system at Solis’s Roxborough Memorial Hospital location in Philadelphia, Pennsylvania. Prior to installation, CPSI referred Solis to several healthcare financing companies for possible financing of the purchase and installation of the CPSI system.

Winthrop Resources Corporation (“Winthrop”) was the financing company selected by Solis to finance the purchase of the CPSI system. In order to finance the purchase, Solis entered into a sale-leaseback arrangement with Winthrop, in which Winthrop paid CPSI the purchase price for the system and leased the system to Solis. As a condition to entering into the financing arrangement, and in order to reduce the interest rate that Solis would be required to pay to Winthrop under the lease, Winthrop requested that CPSI guarantee Solis’s payment obligations under the lease. The guaranty was requested due to Solis’s relatively recent formation as a health care company and limited credit history.1 CPSI determined that it was in its best interests to guarantee Solis’s payment obligations under the lease agreement in order to facilitate the closing of the transaction and reduce Solis’s overall cost to implement the system.

CPSI determined that the amounts due from Solis to Winthrop under the lease were collectible at the time of the signing of the guaranty for the following reasons:

•

As stated in previous comment letter responses, CPSI has a standard business practice of entering into long-term payment plans and has a proven track record of successful collections. While the form of this transaction is different from our typical long-term payment arrangement, the substance of the transaction is the same, and CPSI’s ability to terminate system support in order to enforce payment remained intact.

•

Roxborough Memorial Hospital had been in business and serving the Philadelphia area since 1890 and was accredited by the Joint Commission on the Accreditation of Healthcare Organizations, the nations oldest and largest hospital accreditation agency. Solis’s management had extensive previous experience as officers of Roxborough Memorial Hospital.

•

Winthrop agreed to review Solis’s credit on at least an annual basis and submit such credit to one or more third parties for review for the purpose of seeking non-recourse funding of the lease. If Winthrop determined that Solis’s credit satisfied

[1]	Solis was formed in May 2007 to acquire and operate Roxborough Memorial Hospital and Warminster Hospital in Pennsylvania.

Securities and Exchange Commission

June 25, 2009

its requirement for non-recourse financing at such a later date, it would release CPSI from the guaranty. CPSI determined that Solis simply needed enough time to establish a credit history before the guaranty would be released.

•

Roxborough Memorial Hospital had previously been utilizing the services of Perot Systems for its information technology needs and was going to be able to eliminate this expense once it installed the CPSI system.

•

Temple University had been in negotiations with Solis about the possibility of Temple University acquiring or affiliating with Roxborough Memorial Hospital during the time in which the financing arrangements were being negotiated. This acquisition or affiliation would have strengthened the financial backing of the hospital. At the time of CPSI’s consent to guarantee the lease, it appeared that Temple University’s acquisition of, or affiliation with, the hospital was more likely than not.

For the reasons above, CPSI determined that the amounts due from Solis to Winthrop were collectible, and CPSI recorded the revenue from the sale pursuant to its revenue recognition policy as outlined in its Form 10-K for the year ended December 31, 2008.

As noted above, the purpose of CPSI providing the guaranty to Winthrop was to reduce the interest rate Winthrop was going to charge Solis, thereby reducing Solis’s overall cost of system purchase and installation. Based on our review of the lease agreement between Solis and Winthrop, we noted the interest rate being charged was 5.1%. Based on our discussions with Winthrop, we understand that this interest rate would have been approximately 10.2% without our guaranty. This 10.2% interest rate is within the range of interest rates we charge our customers on long-term payment plans. Accordingly, we calculated the fair value of the guaranty (the fair value of CPSI’s “stand ready” obligation) by comparing the present value of future interest payments with the guaranty to the present value of future interest payments without the guaranty and concluded the fair value of the guaranty was $244,138.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 25, 2009

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.

Very truly yours,

/s/    Darrell G. West

Darrell G. West

Vice President — Finance and

    Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matt Chambless, Grant Thornton LLP
Jason Perry, Grant Thornton LLP
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.